EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

September 9, 2026

AVINO EARNS SECOND CONSECUTIVE TSX30™ RECOGNITION

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6) a long-standing silver producer in Mexico, is proud to announce that for the second consecutive year, it has been included in the Toronto Stock Exchange's 2026 TSX30™. Avino earned the 5th position in the 2026 TSX30™, placing the Company among the top-performing companies on the Toronto Stock Exchange based on dividend-adjusted share price appreciation over the three-year period.

“We are extremely proud to once again be recognized among the TSX30™, an achievement that reflects Avino’s sustained performance and the significant value created for our shareholders,” said David Wolfin, President and CEO of Avino. “For the three years ended June 30, 2026, Avino’s share price increased 958%, while the Company generated approximately $1.4 billion in market capitalization growth. This recognition is an important validation of the strategy we have been executing and the progress we have made in transforming Avino into a larger, multi-asset silver producer. Over this period, we have strengthened our financial position, advanced La Preciosa, established our inaugural mineral reserves and continued to invest in the long-term potential of our operations in Mexico. We are committed to maintaining this momentum and creating sustainable long-term value for our shareholders and stakeholders.”

“Just as nation-building is a priority for Canada, company-building must also be a national priority. The 2026 TSX30™ demonstrates the potential of Canadian companies to grow, scale, and compete with the best in the world. Half of this year’s top performers are graduates of TSX Venture Exchange, a powerful example of how Canada’s capital markets can help build the next generation of Canadian champions and support them as they grow into global leaders.” said Loui Anastasopoulos, CEO, Toronto Stock Exchange.

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long-term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Early in 2024, the Pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than two years with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral reserve estimate and mineral resource estimate for the Company’s Avino properties, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of October 31, 2025 (consisting of the Elena Tolosa (“ET”) deposit, Guadalupe, and La Potosina). The Oxide Tailings Deposit mineral reserve estimate has an effective date of January 16, 2024. This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “intends”, “estimates”, “envisages”, “potential”, “possible”, “strategy”, “goals”, “opportunities”, “objectives”, or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.